January 26, 2011
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Assistant Director

Re:	Weatherford International Ltd. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010, as amended April 30, 2010 File No. 1-34258
Dear Mr. Schwall:
     Set forth below are responses of Weatherford International Ltd. to the comments in the SEC Staff’s letter dated January 10, 2011.
General
SEC Staff Comment
1.	We note your response to comment one from our letter dated October 8, 2010. Please also tell us how you expect your insurance coverage would apply to any claims of environmental damage related to the Macondo well incident. In addition, we note your response that Weatherford has aggregate liability insurance coverage with limits of $303 million. Please reconcile this with your disclosure at page 40 of your quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010 that your insurance coverage has a maximum limit of $600 million. We note a similar reference to maximum limits of $600 million at page 43 of your quarterly report on Form 10-Q for the quarter ended September 30, 2010.
Response
The Company typically receives indemnity from its customers for environmental claims arising from damage to the reservoir and pollution emanating from the customer’s equipment or from the reservoir (including uncontained oil flow from a reservoir). However, if indemnity is unavailable or unenforceable for any reason, the Company expects that its insurance policies would cover up to $303 million in environmental liabilities related to the Macondo well incident, less the amount of the deductible and any other claims.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission

With respect to the differing disclosures of maximum limits of insurance noted by the Staff, the Company increased its maximum limit of insurance coverage from $303 million (in effect as of the time of the Macondo well incident) to $600 million effective as of June 1, 2010.
2.	We note your response to comment one from our letter dated October 8, 2010 in regard to your contract with BP and have no further comments on this matter at this time. Please note that, if appropriate, we reserve the right to request the contract for review in the future. See Rule 12b-4 of the Exchange Act of 1934 and Rule 83 of the Freedom of Information Act.
Response
We note the Staff’s comment.
     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope these responses are satisfactory. If you have further comments or questions, please do not hesitate to contact me with any questions about these matters.

Sincerely,
/s/ Andrew P. Becnel
Andrew P. Becnel
Senior Vice President and Chief Financial Officer